SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of  August 2016

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR ANNOUNCES RECORD GROWTH PLAN FOR ITALY IN 2017
AS THE RENZI GOVERNMENT REVERSES MUNICIPAL TAX INCREASE, RYANAIR WILL INVEST $1 BILLION (10 NEW AIRCRAFT), OPEN 44 NEW ROUTES & GROW ITALIAN TRAFFIC BY 10% TO 35M IN 2017

Ryanair, Italy's No 1 airline, today (17 Aug) warmly welcomed the initiatives taken by the Government of Prime Minister Matteo Renzi to reverse the €2.50 municipal tax increase from 1 Sept 2016, and Minister Graziano Delrio's revised airport guidelines, which will enable Italy's regional airports to compete on a level playing field with airports in Rome and Milan as long as they comply with the EU's MEIP rules. These initiatives have now allowed Pescara airport to reach a new growth agreement with Ryanair, which will now reverse the previously announced closure of the Pescara base in November.

Ryanair also announced in response to these initiatives by Prime Minister Renzi and Minister Delrio, that it will accelerate its growth plans for the Italian market in 2017 which will see record investment and growth by Ryanair in Italian tourism as follows:

-      10 new aircraft (an investment of over $1 billion) allocated to the Italian market
-      44 new routes, 21 at Rome & Milan airports and 23 at Italy's regional airports
-      3m new passengers pa will be delivered (10% growth in 2017)
-      Over 35m customers will fly to/from Italian airports with Ryanair in 2017
-      2,250 jobs will be created by Ryanair at Italy's airports in 2017

In Rome, Ryanair's Michael O'Leary said:

"We are extremely grateful to Prime Minister Renzi and Transport Minister Delrio for taking these initiatives to grow Italian tourism. All of this growth would have been lost to other EU countries if the Municipal Tax increase had not been reversed, and the airport guidelines had not been redrafted to comply with EU rules.

Minister Delrio has challenged the airlines to respond with growth, if his Government acted to improve the competitiveness of Italy's airports, and Ryanair is pleased to be the first airline to announce this record $1 billion investment in new aircraft, new routes, new traffic and job growth in Italy in 2017. We will also reverse our previously announced base closure in Pescara for W16 and these flights will go on sale later this week on
www.Ryanair.com.

We remain in negotiations with Alghero airport and are hopeful of concluding a similar agreement with them when they conclude their current privatisation project in early September, which may allow the Alghero base to reopen in late November.

By opening over 40 new routes and by investing over $1 billion in new aircraft and new jobs in Italy in 2017, Ryanair expects to deliver record traffic growth, up from 32m in 2016, to over 35m in 2017. These 3m new customers will enjoy Ryanair's great low fares and our "Always Getting Better" customer experience as we bring millions of new visitors to Italy for great summer sun, city breaks and winter sport holidays.

To celebrate this record Italian growth we are releasing 100,000 seats for sale from just €8, which are available for booking until midnight Thursday (18 Aug) for travel in October and November.
Since these amazing low prices will be snapped up quickly, customers should log onto www.ryanair.com and avoid missing out."

Minister for Infrastructure and Transport, Dr. Graziano Delrio said:

"The Italian Government keeps on working on the compliance with the EU rules, we are committed to develop services to citizens and to foster opportunities for investors. We welcome the 2017 industrial plan of Ryanair setting up more flights, increasing opportunities for tourism in Italy and especially new job opportunities."

President of ENAC, Vito Riggio said:
"The development of air transport represents a primary objective for the economic growth in our country. The times we are living in require a European perspective rather than a national one, especially for air transport and its regulations, always respecting fair competitiveness and passengers' rights.
The development plans of Ryanair and any other air carrier operating in Italy always represent to ENAC a significant opportunity to grow and further efforts to guarantee safety and high standards of quality"

Some New Summer 2017 Routes
Pescara - Copenhagen	Rome - Lourdes
Pescara - Krakow	Rome - Nuremberg
Bologna - Lisbon	Malpensa - Gran C.
Bologna - Eindhoven	Bergamo - Edinburgh
Trapani - Prague	Bergamo - Luxembourg
Treviso - Krakow	Bergamo - Vigo
Bari - Liverpool	Palermo - Bucharest

ENDS

For further information
Please contact:
                     Robin Kiely                             John Alborante
                     Ryanair Ltd                             Ryanair
                     Tel: +353-1-9451949               Tel: +353-1-9451791
                     press@ryanair.com                italia@ryanair.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 17 August, 2016

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary